Form C

Cover Page

Name of issuer:

New Way Homes, Inc.

Legal status of issuer:

> Form: Other
> Other (specify): 501(c)(3) Non-Profit
> Jurisdiction of Incorporation/Organization: CA
> Date of organization: 4/6/2015

Physical address of issuer:

1040 Mystery Spot Road
Santa Cruz CA 96065

Website of issuer:

http://www.newwayhomes.org

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

5.0% of the offering amount upon a successful fundraise.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☑ Debt
☐ Other

If Other, describe the security offered:

Target number of securities to be offered:

100,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $100,000; interests will be sold in increments of $1.

Target offering amount:

$100,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

If yes, disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,070,000.00

Deadline to reach the target offering amount:

10/18/2020

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$2,482,051.00	$1,675,845.00
Cash & Cash Equivalents:	$238,658.00	$276,232.00
Accounts Receivable:	$12,834.00	$0.00
Short-term Debt:	$96,633.00	$120,787.00
Long-term Debt:	$1,785,070.00	$1,185,200.00
Revenues/Sales:	$405,014.00	$65,320.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$810.00	$0.00
Net Income:	$230,489.00	($34,648.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

New Way Homes, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Kim Edmonds	CEO	Ventura Partners	2017
Micah Silvey	Director, Certification	Green Business Certification, Inc.	2017
Robert Davidson	CEO	Canyon View Capital	2018
Owen Lawlor	Principal	Lawlor LandUse	2015
Aura Oslapas	Principal	A+O Design Partners	2015
Christine Sippl	Sr. Director for Impact and Partnerships	Encompass Community Services	2015
Andrew Ow	Counsel	Ow Family Properties	2019
Uche Uwahemu	State Legislator Staff	State of CA	2020
James Rector	CEO	RC Cubed Inc.	2015
Robert Singleton	Executive Director	Santa Cruz County Business Council	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
James Rector	CFO	2015
James Rector	Treasurer	2015
Robert Singleton	Secretary	2015
Sibley Simon	President	2015

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
	No principal security holders.	

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Residential Real Estate Assets may experience catastrophic events or major market value changes or changes in debt financing markets.

Events such as natural disasters, fires, the COVID-19 health & economic crisis, sudden economic downturns, or other events may cause significant loss of value to the real estate assets of NWH's borrowers and/or a sudden need of capital. Over time, it is possible that the multifamily residential rental real estate market in California will change significantly; if rents go down, or if they increase much slower than historically has been the case, then a project may not be able to afford sufficient replacement reserves, operating funds, or debt service payments.

NWH's operations are subject to regulation.

NWH's operations are subject to federal, state, county, local and other regulations that are subject to change without notice. In addition, there may be other legal, tax and/or regulatory changes that NWH may or may not be able to foresee that may materially affect NWH. Further, NWH's borrowers will engage in development projects whose success is dependent upon the approval of local jurisdictions and regulatory bodies, including for variances relative to current regulations. Any given development project may not get the approvals anticipated, and therefore may lose the benefit of significant expenditures, such as acquiring or optioning properties, preparing projects, and seeking approvals.

NWH's financial model and project plans may not be accurate or successful.

Real estate development projects carry significant risks, such as legal risks, approval risks, contractor performance risks, and risks related to unanticipated issues with a building site (e.g. pollutants, geologic characteristics, archeological value, etc.).

Maintenance, utility, compliance, property management, variable interest rate, or other expenses may significantly exceed anticipated levels.

NWH is dependent on key personnel.

NWH's day-to-day operations are conducted by Sibley Verbeck Simon. The organization's future operations may depend upon its ability to attract and retain highly skilled personnel and board members, of which there is no guarantee.

Prices of construction labor and materials can fluctuate significantly due to changes in demand and supply. The costs, availability, and quality of materials and services can increase a project's costs and therefore reduce the project's ability to repay NWH.

NWH's borrowers (the housing projects) might not be able to service their debt obligations or might have other financial difficulties.

PSEs will have debt from other lenders, and the debt to NWH will typically be subordinated to such debt to third parties. No assurances can be made that these entities will be able to achieve their operating or financial projections or that they will be able to service their debt, including the Notes. Repayment of Notes in particular may rely on the borrower's ability to refinance or obtain other debt, of which there is no guarantee at the time Notes become payable.

There may be conflicts of interest with NWH Management, directors, and affiliates.

Sibley Verbeck Simon, President, will, and others who will serve on the Board of Directors of NWH and control NWH, may have interests in a variety of activities other than NWH. Accordingly, conflicts may arise in the allocation of time between NWH and one or more of these activities and in the involvement in or ownership of related entities. Potential conflicts of interest could exist or may develop in the future among NWH, its Note holders, its land partners, and/or any affiliate of the foregoing, which should be considered carefully by each potential Note holder.

Our success and ultimately the repayment of investor loans is dependent upon raising the additional capital needed for the construction of projects, in most cases both as debt and equity capital or in some cases as donations to the charitable projects. There can be no assurance that such funding will be available or will be available on favorable terms.

To date there have been no legal claims against NWH or any of the development projects it has funded. However, it is not uncommon for development projects to lead to legal disputes, and even when those disputes are between third parties and local jurisdictions, NWH may be required or it may be in NWH's best interest to participate in or fund legal defense or related activities. NWH's insurance may not adequately cover these claims and even if such claims are unsuccessful, the costs incurred in defending against these claims, in terms of the money and the time and distraction of NWH Management, could have a material adverse effect on our business, results of operations or financial condition.

Affordable multifamily rental housing development and operations in some cases rely on the Federal and State Rental Subsidy Vouchers and associated public policy.

James Rector and Robert Singleton are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$100,000**

Use of Proceeds: 95% -- Pay for some pre-development expenses on affordable and mixed-income rental housing projects in partnership with churches (e.g. architectural design, engineering design, required studies, City fees). 5% -- Wefunder intermediary fees.

If we raise: **$1,070,000**

Use of Proceeds: 95% -- Fully fund the design and planning permit approval stage of our next six projects of over 300 rental housing units, including 120 supportive housing units, over 60 units restricted as low or very low income affordable units, and other below market rate units AND enable us to begin discussions with a next set of non-profit land owners for future projects. 5% -- Wefunder intermediary fees.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

If we reach our target offering amount prior to the deadline, we may conduct an initial closing of the offering early if we provide notice about the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Wefunder will notify investors if we conduct an initial closing. Thereafter, we may conduct additional closings from time to time at our and Wefunder's discretion until the deadline date.

The following describes the process to invest in the Company, including how the Company will complete an Investor's transaction and deliver securities to the investor.

1. Investor Commitment. The Investor will submit, through Wefunder Portal, a requested investment amount. When doing so, the Investor will also execute an investment contract with the Company ("Investment Agreement"), using the Investor's electronic signature.
2. Acceptance of the Investment. If the Investor Agreement is complete, the Investor's commitment will typically be recorded within a few minutes. The commitment will also be available on the Investor's "My Investments" screen on the wefunder.com website. After the offering closes, the contract will be counter-signed by the Company. The executed investment contract will then be sent to the investor via email, and is also available to download on the "My Investments" screen.
3. Investor Transfer of Funds. Upon receiving confirmation that an investment has been accepted, the Investor will be responsible for transferring funds from a source that is accepted by Wefunder Portal into an escrow account held with a third party bank on behalf of issuers offering securities through Wefunder Portal.
4. Progress of the Offering. The Investor will receive periodic email updates on the progress of the offering, including total amounts raised at any given time, and will be notified by email and through the "My Investments" screen when the target offering amount is met.
5. Closing: Original Deadline. Unless we meet the target offering amount early, Investor funds will be transferred from the escrow account to the Company on the deadline date identified in the Cover Page to this Form C and the Company's Wefunder Portal Profile.
6. Early Closings. If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which information about the Company, including this Form C, is posted on our Wefunder Portal Profile. We will reschedule the offering deadline, and at least five days prior to the new deadline, investors will receive notice of it by email and through the "My Investments" screen. At the time of the new deadline, your funds will be transferred to the Company from the escrow account, provided that the target offering amount is still met after any cancellations.
7. Book Entry. Investments may be in book entry form. This means that the Investor may not receive a certificate representing his or her investment. Each investment will be recorded in our books and records and will be recorded in each Investors' "My Investments" screen. The Investor will also be emailed the Investment Agreement again. The Investment Agreement will also be available on the "My Investments" screen. At the option of the Company, you may receive an electronic certificate.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933. In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

See exact security attached as Appendix B, Investor Contracts.

Type of Investment: Debt. (A loan from you to New Way Homes, Inc.)

Length of Term: Approximately 10 years.

Maturity Date: June 30th, 2030. This is the date by which New Way Homes owes the principal back to you.

Annual Interest Rate: 4.25% There is no compounding because interest is paid once annually at this rate.

Interest Payments: Each calendar year's interest (pro-rated for any partial years such as the first year) is due to the investor in the first 90 days of the next calendar year. For example, interest earned in 2020 is due by March 31, 2021. NWH typically has options for payment methods, including mailing a check or some form of electronic payment.

Prepayment: New Way Homes may pay off some or all of your loan at any time without penalty.

Security: These 10-year Notes are unsecured debt and junior to some of New Way Homes' existing loans.

Early Bird: Investors in the first $100,000 of the raise will receive 4.5% interest on the note instead of 4.25%.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

This Agreement may not be modified or amended except pursuant to an instrument in writing signed by the Company and Investor.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

As a non-profit corporation, there are no shareholders. Our purpose is to charitably pursue public benefit - in this case to increase the production of affordable housing well beyond what can be paid for through public tax dollars.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

This debt will be junior to other debt the organization has in the form of loans from foundations, CDFIs, and other non-profits.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

N/A

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

N/A

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the promissory notes will have no voting rights in the Company, and thus have no ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's promissory note will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its board of directors, and the Investor will have no independent right to name or remove an officer or member of the board of directors of the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's purchase of the promissory note, the Company may issue additional debt offerings to additional investors, which could be junior or senior to the Investor's promissory note. The Investor may have the opportunity to increase its participation in Company debt in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in Investor's promissory note being junior to a substantial amount of additional financing.

Issuer repayment of notes. The Company has the right to repay any portion or all of any of the promissory notes issued in this offering, which may serve to decrease any liquidity in the market for such securities.

A change in control of the issuer or a sale of assets of the issuer. The Investor will have no ability to influence a potential change in control of the Company or a sale of a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to be able to make all payments due on the Company's debt. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a change in control of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Company, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value required to make all payments due on the Company's debt.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests, including the Company's obligation to serve the public benefit. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its obligation to serve the public benefit and maintain its tax exempt status. By acquiring a promissory note issued by the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Dignity Health
Issue date	03/01/18
Amount	$200,000.00
Outstanding principal plus interest	$200,488.00 as of 04/30/20
Interest rate	3.0% per annum
Maturity date	03/01/23
Current with payments	Yes

3% Interest-Only impact loan from Dignity Health, secured with UCC filing on NWH's assets.

Loan

Lender	Religious Communities Impact Fund
Issue date	06/01/18
Amount	$200,000.00
Outstanding principal plus interest	$201,018.00 as of 04/30/20
Interest rate	3.0% per annum
Maturity date	06/01/23
Current with payments	Yes

3% Interest-Only impact loan from Religious Communities Impact Fund, secured with UCC filing on NWH's assets.

Loan

Lender	Community Foundation Santa Cruz County
Issue date	08/01/18
Amount	$350,000.00
Outstanding principal plus interest	$350,000.00 as of 04/30/20
Interest rate	3.0% per annum
Maturity date	07/31/25
Current with payments	Yes

3% interest-only impact loan from Community Foundation Santa Cruz County, unsecured.

Loan

Lender	Community Vision
Issue date	08/07/18
Amount	$30,000.00
Outstanding principal plus interest	$9,615.00 as of 04/30/20
Interest rate	0.0% per annum
Maturity date	08/07/20
Current with payments	Yes

0% Catalyst Loan from Community Vision secured by UCC filing on NWH's assets.

Loan

Lender	Adrian Dominican Sisters Community Investment Fund
Issue date	09/01/18
Amount	$250,000.00
Outstanding principal plus interest	$251,257.00 as of 04/30/20
Interest rate	3.0% per annum
Maturity date	09/01/23
Current with payments	Yes

3% interest-only impact loan from Adrian Sisters Community Investment Fund, secured by UCC filing on NWH's assets.

Loan

Lender	19 separate accredited investors
Issue date	04/30/19
Amount	$682,000.00
Outstanding principal plus interest	$689,161.00 as of 03/31/20
Interest rate	3.15% per annum
Maturity date	06/28/28
Current with payments	Yes

The 3.15% interest is the minimum of a variable interest rate dependent on returns on NWH's loans to housing projects. Returns are capped at 9% in any given year, but we expect average annual returns to be equal to or less than 6%. These notes are junior to all other debt of the organization.

Loan

Lender	Bay Area LISC
Issue date	12/21/19
Amount	$495,801.00
Outstanding principal plus interest	$0.00 as of 04/30/20
Interest rate	3.95% per annum
Maturity date	06/30/22
Current with payments	Yes

Loan for approximately 75% of expected acquisition and pre-development costs for a vacant parcel in Oakland. Funds are from the tech industry-funded Partnership for the Bay's Future fund. Security includes deed of trust on the land.

Loan

Lender	two separate accredited investors
Issue date	12/31/19
Amount	$110,000.00
Outstanding principal plus interest	$111,150.00 as of 04/30/20
Interest rate	3.15% per annum
Maturity date	06/28/29
Current with payments	Yes

The 3.15% interest is the minimum of a variable interest rate dependent on returns on NWH's loans to housing projects. Returns are capped at 9% in any given year, but we expect average annual returns to be equal to or less than 6%. These notes are junior to all other debt of the organization.

Loan

Lender	two separate accredited investors
Issue date	04/30/20
Amount	$10,315.00
Outstanding principal plus interest	$10,368.50 as of 04/30/20
Interest rate	3.15% per annum
Maturity date	06/30/30
Current with payments	Yes

The 3.15% interest is the minimum of a variable interest rate dependent on returns on NWH's loans to housing projects. Returns are capped at 9% in any given year, but we expect average annual returns to be equal to or less than 6%. These notes are junior to all other debt of the organization.

Loan

Lender	Community Foundation Santa Cruz County
Issue date	05/01/20
Amount	$500,000.00
Outstanding principal plus interest	$0.00 as of 05/01/20
Interest rate	3.0% per annum
Maturity date	06/30/30
Current with payments	Yes

3% interest-only 10-year impact loan from the Community Foundation Santa Cruz County, unsecured.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
11/2017	Other	Grant	$150,000	General operations
1/2019	Other	Grant	$30,000	General operations
2/2020	Other	Grants & Donations	$202,884	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Envision Housing, LLC
Amount Invested	$42,668.00
Transaction type	Other
Issue date	12/23/19
Relationship	It is part-owned by Sibley Simon, NWH President

This was an unrestricted donation to New Way Homes.

New Way Homes, Inc. (NWH) has had three transactions in which it made payments to companies in which Sibley V. Simon, New Way Homes' President, is a part-owner.

1. Notes Receivable (Loan):

New Way Homes, Inc. has approved a loan for up to $2.1M to Envision I, LLC for pre-development expenses on housing projects that meet NWH mission and specific criteria. $2,009,900 of this loan has been drawn down since October 2016. Interest has accrued on this loan at 6%, totaling $224,763 as of May 31, 2020. All principle and accrued interest is payable on October 14, 2022. Envision I, LLC is 50% owned by NWH President Sibley Simon. This loan is overseen by NWH's Board of Directors and includes a variety of restrictions related to NWH's loan policies and conflict of interest policy, including affordability restrictions on housing projects developed, disallowing Envision I, LLC from making any payments to its owners while this loan is outstanding, and requiring any services by companies related to a NWH officer or director to be performed at materially below-market rates approved by NWH's Board under its conflict-of-interest policy

2. Contract: NWH contracted Envision Housing, LLC via two contracts for development services on specific housing projects totaling $180,006. $90,000 of these contracts has been reimbursed via grants: one grant from the US Department of Housing & Urban Development (HUD) and one grant from the Central CA Alliance for Health. No further such contracts are anticipated. Sibley Verbeck Simon, the New Way Homes President, is a co-owner and Member of Monterey Bay Community Housing, LLC, which in turn is a 50% part-owner of Envision I, LLC and Envision
Housing, LLC.

3. Project Assignment, Bill of Sale and Security Agreement (transfer of a project to NWH ownership):

New Way Homes, Inc. formed and wholly owns an LLC called 180 Supportive Housing, LLC, which in turn received ownership of a housing development project from Envision I, LLC. The project seeks to create 120-unit permanent supportive housing units. The project was transfered via a Project Assignment, Bill of Sale and Security Agreement. As a part of the transfer, 180 Supportive Housing, LLC assumed a portion of Envision I, LLC's debt to NWH in the amount of $830,496 with Envision I, LLC remaining a co-signer on that debt, as per the terms of the loan from NWH to Envision I, LLC. Envision I, LLC is 50% owned by NWH President Sibley Simon. This transfer was done at cost, meaning Envision I, LLC did not receive any profit from transferring this project to NWH ownership.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

- [x] Yes
- [ ] No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

New Way Homes funds and creates below-market-rate rental housing: affordable, workforce, supportive, and other discounted housing. We are proving a scalable new model for filling the HUGE housing production gap. We do not compete for the scarce, government dollars for housing construction that is already fully used.

In 5 years, we want to have created an entire new part of the housing industry that has a fair balance between investor returns and maximizing affordability. We hope to be creating thousands of units of mission-driven housing per year in the least affordable areas of California and others will be duplicating what we're doing here and across the country. We already have non-profit land owners coming to us at the rate to achieve this and our first >300 units under design.

Milestones

New Way Homes, Inc. was incorporated in the State of California in April 2015.

Since then, we have:

- We have 19 units in construction and >300 units in design and permitting today.
- The majority of our pipeline of projects are creating housing to be owned by Black churches.
- We have a four-year track record of making interest payments to investors and lenders.
- Our team has decades of experience developing, designing, operating housing & social services.
- Our model can scale and be replicated to solve this housing crisis - and you can help.
- Thousands of non-profits own land & want to develop affordable housing; we unlock that potential.
- There isn't close to enough government funding to meet our affordable housing need.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $405,014 compared to the year ended December 31, 2018, when the Company had revenues of $65,320.
- *Assets.* As of December 31, 2019, the Company had total assets of $2,482,051, including $238,658 in cash. As of December 31, 2018, the Company had $1,675,845 in total assets, including $276,232 in cash.
- *Net Income.* The Company has had net income of $230,489 and net losses of $34,648 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $1,881,703 for the fiscal year ended December 31, 2019 and $1,305,987 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,828,116 in debt and $882,884 in additional financing.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 8 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

New Way Homes, Inc. cash in hand is $363,609.98, as of May 2020. Over the last three months, revenues have averaged $19,225/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $25,150/month, for an average burn rate of $5,925 per month. We do not intend to be profitable.

Since 12/31/19, there are few material changes or trends in our finances or operations. A new impact investment loan for $500,000 closed in early May 2020 with approved uses for providing loans for the development of affordable housing, to directly pay for affordable housing development owned by New Way Homes and for general operating expenses related to these purposes. New Way Homes provided loans to two organizations that repaid those loans in February 2020 ($50,000 plus interest) and April 2020 ($15,000 plus interest).

New Way Homes expects our revenues to include interest earned from impact investment loans made and to increase contributions through this raise. Expenses are expected to include project expenses for two New Way Homes owned projects. After the close of the raise, revenues and expenses for one month are projected to be $37,000 in revenues and $32,000 in expenses.

All current sources of capital are listed under Debt in Past Raises. New Way Homes has received two commitments for $1,000,000 each towards our permanent supportive housing project.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

- i. at the time of the filing of this offering statement bars the person from:
  - A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
  - B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
  - C. engaging in savings association or credit union activities?☐ Yes ☑ No
- ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

- i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
- ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
- iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

> i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
>
> ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://https://www.newwayhomes.org/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

New Way Homes Investment Note
New Way Homes Investment Note Early Bird

Appendix C: Financial Statements

Financials 1
Financials 2
Financials 3

Appendix D: Director & Officer Work History

- Andrew Ow
- Aura Oslapas
- Christine Sippl
- James Rector
- Kim Edmonds
- Micah Silvey
- Owen Lawlor
- Robert Davidson
- Robert Singleton
- Sibley Simon
- Uche Uwahemu

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- New Way Homes Investment Note
- New Way Homes Investment Note Early Bird

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3

Appendix D: Director & Officer Work History

- Andrew Ow
- Aura Oslapas
- Christine Sippl
- James Rector
- Kim Edmonds
- Micah Silvey
- Owen Lawlor
- Robert Davidson
- Robert Singleton
- Sibley Simon
- Uche Uwahemu

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

New Way Homes, Inc.

By

Sibley V. Simon

President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

legal name:

legal name

title:

Title

date of birth:

mm/dd/yyyy

SIGN

James Patrick Rector

Board Member

6/30/2020

Aura Oslapas

Board Member

6/28/2020

Kimberly Edmonds

Board Member

6/27/2020

Robert Singleton

Secretary

6/26/2020

Micah Silvey

Director

6/26/2020

Owen I Lawlor

Director

6/26/2020

Andrew Ow

Board Member

6/26/2020

Sibley V. Simon

President
6/25/2020

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.